UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.            )*

MDS Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

55269P302

(CUSIP Number)

Attila I. Bodi

Danaher Corporation

2099 Pennsylvania Avenue, N.W., 12th floor

Washington, DC 20006

(202) 419-7642

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Daniel E. Wolf

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

(212) 446-4800

September 2, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55269P302	Schedule 13D	Page 2 of 13

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Danaher Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 27,399,254 (See Item 5)
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,399,254 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.8%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 55269P302	Schedule 13D	Page 3 of 13

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) DH Holdings Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 27,399,254 (See Item 5)
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,399,254 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.8%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 55269P302	Schedule 13D	Page 4 of 13

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) DH Technologies Development Pte Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 27,399,254 (See Item 5)
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,399,254 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.8%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 55269P302	Schedule 13D	Page 5 of 13

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the common stock, no par value (“MDS Common Stock”), of MDS Inc., a company existing under the laws of Canada (the “Issuer”). The principal executive offices of the Issuer are located at 2810 Matheson Blvd. East, Suite 500, Mississauga, Ontario, Canada L4W 4X7.

Item 2.	Identity and Background.

This Statement is being jointly filed by each of the following persons (the “Reporting Persons”) pursuant to Section 13 of the Securities Exchange Act of 1934 as amended (the “Exchange Act”):

(1)	Danaher Corporation (“Danaher”), a Delaware corporation.

(2)	DH Holdings Corp (“Holdings”), a Delaware corporation, of which Danaher is the majority stockholder.

(3)	DH Technologies Development Pte Ltd. (“DH Technologies”), a private company limited by shares organized in Singapore and a direct, wholly-owned subsidiary of Holdings.

The principal business address of the Reporting Persons is 2099 Pennsylvania Avenue, N.W., 12th floor, Washington, DC 20006. The name, citizenship, business address, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted of each of the executive officers and directors of the Reporting Persons are set forth on Schedule A hereto.

Danaher is a Washington, D.C.-based corporation that, together with its subsidiaries (including Holdings), is principally engaged in the business of designing, manufacturing and marketing professional, medical, industrial, commercial and consumer products.

DH Technologies was formed solely for the purpose of effecting the transactions contemplated by the Sale Agreement (as defined below) and has not engaged in any activities except in connection with these transactions.

The Reporting Persons may constitute a “group” for purposes of Rule 13d-5 under the Exchange Act with respect to their beneficial ownership of shares of MDS Common Stock. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. This Statement constitutes the original report of the Reporting Persons with respect to MDS Common Stock.

During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

CUSIP No. 55269P302	Schedule 13D	Page 6 of 13

Item 3.	Source and Amount of Funds or other Consideration.

See Item 4 below.

Item 4.	Purpose of Transaction.

On September 2, 2009, the Issuer, MDS Life Sciences (Singapore) Pte. Ltd., MDS (US) Inc., Laboratoires MDS Quebec Ltée, DH Technologies and Danaher entered into that certain Stock and Asset Purchase Agreement, dated September 2, 2009 (the “Sale Agreement”), which provides for the sale of Issuer’s Analytical Technologies business to DH Technologies (the “Sale”). Consummation of the Sale is subject to the satisfaction or waiver at or prior to the Effective Time (as defined in the Sale Agreement) of certain conditions, including, but not limited to, (i) approval of the Sale Agreement by the affirmative vote of at least 66 2/3% of the votes cast by holders of MDS Common Stock present in person or represented by proxy and entitled to vote at a meeting called to consider the Sale (the “Shareholder Meeting”), (ii) receipt of certain required antitrust approvals, (iii) the completion of the sale by Life Technologies Corporation to DH Technologies of its mass spectrometry business and related consumables business either prior to, contemporaneously with or immediately after the closing of the Sale, and (iv) other customary closing conditions.

In connection with the execution of the Sale Agreement, DH Technologies entered into a Support Agreement (each a “Support Agreement”), dated as of September 2, 2009, with each of Enterprise Capital Management Inc. (“Enterprise Shareholder”) and ValueAct Capital Master Fund, L.P. (“ValueAct Shareholder” and, together with the Enterprise Shareholder, the “Shareholders”), who collectively own approximately 23% of the outstanding shares of MDS Common Stock (Enterprise Shareholder has control over 4,291,554 shares of MDS Common Stock and ValueAct Shareholder beneficially owns 23,107,700 shares of MDS Common Stock). In the applicable Support Agreement, each Shareholder has agreed with DH Technologies during the term of the Support Agreement, among other things and subject to certain exceptions: (i) not to sell or transfer its shares of MDS Common Stock or any voting rights with respect to such shares until the day following September 14, 2009, which is the record date for determining those shareholders of the Issuer entitled to receive notice of and vote at the Shareholder Meeting (provided that the foregoing does not prohibit a Shareholder from selling or hedging its economic interest in MDS Common Stock); (ii) not to solicit, initiate, encourage or enter into certain types of acquisition transactions involving the Issuer; and (iii) to vote all of its shares of MDS Common Stock at any meeting of the shareholders of the Issuer in favor of the transactions contemplated by the Sale Agreement and against any action that is intended or would reasonably be expected to impede or interfere with the transactions contemplated by the Sale Agreement. Each Shareholder has also agreed not to exercise any dissent rights in respect of, and has waived any rights of appraisal or right to dissent from, the transactions contemplated by the Sale Agreement that it might have.

Each Support Agreement and the Shareholders’ obligations thereunder shall terminate upon the earliest of: (i) the consummation of the transactions contemplated by the Sale Agreement; (ii) the termination of the Sale Agreement in accordance with its terms; (iii) the occurrence of certain changes to the recommendation of the Board of Directors of the Issuer with respect to the Sale Agreement; and (iv) December 29, 2009.

The Support Agreements are attached hereto as Exhibits 99.2 and 99.3 and are incorporated herein by reference. The foregoing summary of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to such exhibits.

Except as contemplated by the Support Agreements or as otherwise set forth in this Item 4, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A hereto, has any present plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 55269P302	Schedule 13D	Page 7 of 13

Item 5.	Interest in Securities of the Issuer.

(a) and (b)

(1) Pursuant to the rights afforded to it under the Support Agreements, DH Technologies may be deemed to have the power to vote, or direct the vote of, up to an aggregate of 27,299,254 shares of MDS Common Stock in favor of the approval of the Sale Agreement. As a result, for purposes of Rule 13d-3 promulgated under the Exchange Act, DH Technologies may be deemed to beneficially own 27,399,254 shares of MDS Common Stock. Based on the Issuer’s interim financial statements for the quarter ended April 30, 2009 set forth in the Issuer’s Report on Form 6-K filed on June 11, 2009, as of April 30, 2009, there were 120,137,229 shares of MDS Common Stock outstanding. Accordingly, DH Technologies may be deemed to have beneficial ownership of approximately 22.8% of the issued and outstanding shares of MDS Common Stock. DH Technologies has shared voting power but no investment power with respect to all shares of MDS Common Stock referred to above. DH Technologies expressly disclaims beneficial ownership of all of the shares of MDS Common Stock subject to the Support Agreements.

(2) As the sole stockholder of DH Technologies, Holdings may be deemed to have beneficial ownership of 27,299,254 shares of MDS Common Stock, representing approximately 22.8% of the outstanding shares of MDS Common Stock. Holdings expressly disclaims beneficial ownership of all of the shares of MDS Common Stock subject to the Support Agreements.

(3) As the majority stockholder of Holdings, Danaher may be deemed to have beneficial ownership of 27,299,254 shares of MDS Common Stock, representing approximately 22.8% of the outstanding shares of MDS Common Stock. Danaher expressly disclaims beneficial ownership of all of the shares of MDS Common Stock subject to the Support Agreements.

(4) To the knowledge of the Reporting Persons, none of the persons listed on Schedule A hereto is the beneficial owner of any shares of MDS Common Stock.

Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any MDS Common Stock referred to in this Statement for the purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)	Except as described in Item 4 hereof, no transactions in the MDS Common Stock were effected by any of the Reporting Persons, or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A to this Schedule 13D, during the past 60 days.

(d)	To the knowledge of the Reporting Persons, none of the Reporting Persons nor any of the persons listed on Schedule A to this Scheduled 13D has the right to receive dividends from, or the proceeds from the sale of, the shares of MDS Common Stock subject to the Support Agreements.

(e)	Not applicable.

CUSIP No. 55269P302	Schedule 13D	Page 8 of 13

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the agreements set forth in Item 4 of this Schedule 13D, which are incorporated herein by reference, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or the persons listed on Schedule A hereto, and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated as of September 9, 2009, by and between Danaher Corporation, DH Holdings Corp. and DH Technologies Development Pte Ltd.

Exhibit 99.2	Support Agreement, dated as of September 2, 2009, by and between ValueAct Capital Master Fund, L.P. and DH Technologies Development Pte Ltd.

Exhibit 99.3	Support Agreement, dated as of September 2, 2009, by and between Enterprise Capital Management Inc. and DH Technologies Development Pte Ltd.

CUSIP No. 55269P302	Schedule 13D	Page 9 of 13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 9, 2009

DANAHER CORPORATION

By:	/s/ Daniel L. Comas
Name:	Daniel L. Comas
Title:	EVP and CFO

DH HOLDINGS CORP.

By:	/s/ James F. O’Reilly
Name:	James F. O’Reilly
Title:	VP-Secretary

DH TECHNOLOGIES DEVELOPMENT PTE LTD.

By:	/s/ Frank T. McFaden
Name:	Frank T. McFaden
Title:	Director

CUSIP No. 55269P302	Schedule 13D	Page 10 of 13

SCHEDULE A

CERTAIN INFORMATION CONCERNING EXECUTIVE OFFICERS AND DIRECTORS OF

THE REPORTING PERSONS

*Unless indicated otherwise, all individuals listed in this Schedule A are citizens of the United States.

** The business address of all individuals listed in this Schedule A is c/o Danaher Corporation, 2099 Pennsylvania Avenue, N.W., 12th floor, Washington, DC 20006.

I.	Directors and Executive Officers of Danaher

Directors	Principal Occupation; Name, Address, and Principal Business of Employer
Mortimer M. Caplin	Member of Caplin & Drysdale, a law firm in Washington, D.C. Caplin & Drysdale One Thomas Circle, N.W. Suite 1100 Washington, D.C. 20005-5802

H. Lawrence Culp, Jr.	President and CEO of Danaher. Danaher Corporation 2099 Pennsylvania Avenue, N.W., 12th Floor Washington, DC 20006

Donald J. Ehrlich	Retired as President and Chief Executive Officer of Schwab Corp., a manufacturer of fire-protective safes, files, cabinets and vault doors, in July 2008.

Linda P. Hefner	Executive Vice President of Merchandising and Replenishment for Sam’s Club, a division of Wal-Mart Stores Inc. Wal-Mart Stores Inc. 702 SW 8th Street Bentonville, Arkansas 72716-8611

Walter G. Lohr, Jr.	Partner of Hogan & Hartson, a law firm in Baltimore, Maryland. Hogan & Hartson 111 South Calvert Street Suite 1600 Baltimore, MD 21202

Mitchell P. Rales

Chairman of the Executive Committee of Danaher Corporation’s Board of Directors. In addition, he is a principal in private and public business entities in the manufacturing area.

Danaher Corporation

2099 Pennsylvania Avenue, N.W., 12th floor

Washington, DC 20006

Steven M. Rales	Chairman of the Board of Danaher Corporation. In addition, he is a principal in private and public business entities in the areas of manufacturing and film production.

CUSIP No. 55269P302	Schedule 13D	Page 11 of 13

Danaher Corporation 2099 Pennsylvania Avenue, N.W., 12th floor Washington, DC 20006

John T. Schwieters	Vice Chairman of Perseus, LLC, a merchant bank and private equity fund management company. Perseus, LLC 2099 Pennsylvania Avenue, N.W., 9th Floor Washington, D.C. 20006

Alan G. Spoon	Managing General Partner of Polaris Venture Partners, a company which invests in private technology firms. Polaris Venture Partners 1000 Winter Street, Suite 3350 Waltham, MA 02451

Executive Officers	Principal Occupation
H. Lawrence Culp, Jr.	President and Chief Executive Officer of Danaher

Daniel L. Comas	Executive Vice President and Chief Financial Officer of Danaher

William K. Daniel II	Executive Vice President of Danaher

Thomas P. Joyce, Jr.	Executive Vice President of Danaher

Philip W. Knisely	Executive Vice President of Danaher

James A Lico	Executive Vice President of Danaher

James H. Ditkoff	Senior Vice President-Finance and Tax of Danaher

Jonathan P. Graham	Senior Vice President-General Counsel of Danaher

Robert S. Lutz	Vice President-Chief Accounting Officer of Danaher

Daniel A. Raskas	Vice President-Corporate Development of Danaher

II.	Directors and Executive Officers of Holdings

Directors	Principal Occupation
Robert S. Lutz	Vice President-Chief Accounting Officer of Danaher

Frank T. McFaden	Vice President-Treasurer of Danaher

Executive Officers	Principal Occupation
Robert S. Lutz	Vice President-Chief Accounting Officer of Danaher

Frank T. McFaden	Vice President-Treasurer of Danaher

CUSIP No. 55269P302	Schedule 13D	Page 12 of 13

Carl S. Grabinski	Director of Environmental Affairs/Corporate Counsel of Danaher

James F. O’Reilly	Associate General Counsel and Secretary of Danaher

Laurence S. Smith	Director, Taxes – Mergers and Acquisitions of Danaher

Charles A. Schwertner	Director, Global Tax Accounting & Audits of Danaher

III.	Directors of DH Technologies

Directors	Principal Occupation
Frank T. McFaden	Vice President-Treasurer of Danaher

Laurence S. Smith	Director, Taxes – Mergers and Acquisitions of Danaher

Azman Hisham Bin Jaafar (citizen of Singapore)	Partner of KhattarWong, a law firm in Singapore KhattarWong 80 Raffles Place #25-01 UOB Plaza 1 Singapore 048624

CUSIP No. 55269P302	Schedule 13D	Page 13 of 13

Index of Exhibits

Exhibit 99.1	Joint Filing Agreement, dated as of September 9, 2009, by and between Danaher Corporation, DH Holdings Corp. and DH Technologies Development Pte Ltd.

Exhibit 99.2	Support Agreement, dated as of September 2, 2009, by and between ValueAct Capital Master Fund, L.P. and DH Technologies Development Pte Ltd.

Exhibit 99.3	Support Agreement, dated as of September 2, 2009, by and between Enterprise Capital Management Inc. and DH Technologies Development Pte Ltd.